December 27, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20549

Re:	First American Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-34580

Dear Mr. Rosenberg:

We refer to your comment letter dated November 28, 2012 regarding the above-referenced filing. As discussed today with Sasha Parikh, Staff Accountant, we are writing to request an extension of the deadline for our response. We intend to respond to your letter no later than January 9, 2013.

Thank you for your attention to this matter.

Sincerely,

/s/ Max O. Valdes
Max O. Valdes
Executive Vice President, Chief Financial Officer

cc:	Mark Brunhofer
Sasha Parikh
Brian Lane, Gibson Dunn & Crutcher LLP